Branden T. Burningham
Attorney at Law
455 East 500 South, Suite 205
Salt Lake City, Utah 84111

ADMITTED IN UTAH AND CALIFORNIA	TELEPHONE: (801) 363-7411
FACSIMILE: (801) 355-7126

November 7, 2006

H. Roger Schwall, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-7010

Re:	Bullion River Gold Corp., a Nevada corporation (the "Company")

Amendment No. 2 to Registration Statement on Form SB-2-A2
Commission File No. 333-136129

Dear Mr. Schwall:

Attached hereto is the above-referenced Form, which has been prepared in response to your comment letter dated October 12, 2006.

1. The executed Class B2 ratchet warrant securities purchase agreements, with exhibits thereto, are attached as Exhibits 10.7 and 10.8 to the above-referenced registration statement.

2. On November 1, 2006, the Company filed amendments to its Quarterly Reports on Form 10-QSB for the quarterly periods ended March 31, 2006, and June 30, 2006, in response to your Comment No. 2. Copies of these reports are enclosed for your reference.

Please advise at your earliest convenience whether there will be any further comments on this registration statement, as the Company would like to obtain effectiveness before November 14, 2006, if possible.

Also, please direct any future correspondence to me at the above address. The Commission's two previous letters on this matter were sent to James Prenton, whom I believe to be affiliated with the Company's former law firm.

   Thank you very much.

Sincerely yours,

/s/ Branden T. Burningham

Branden T. Burningham